Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259706

Supplement No. 4

(To Prospectus dated October 5, 2021)

ReNew Energy Global Plc

PRIMARY OFFERING OF

20,226,773 CLASS A ORDINARY SHARES

SECONDARY OFFERING OF

271,479,759 CLASS A ORDINARY SHARES,

118,363,766 CLASS C ORDINARY SHARES,

7,026,807 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES, AND

7,671,581 CLASS A ORDINARY SHARES UNDERLYING WARRANTS

This prospectus supplement updates and amends certain information contained in the  prospectus dated October 5, 2021, or the “Prospectus” including any amendments or supplements thereto, covering the issuance from time to time by ReNew Energy Global plc, a public limited company organized under the laws of England & Wales, or “we”, “our”, the “Company”, of up to 20,226,773 Class A Ordinary Shares, nominal value of $0.0001, or the “Class A Ordinary Shares,” including 7,026,807 Class A Ordinary Shares issuable upon the exercise of Warrants that are held by RMG Sponsor II, LLC, or “RMG Sponsor II”, or “Private Warrants” and 11,499,966 Class A Ordinary Shares issuable upon the exercise of Warrants held by the public warrant holders, or “Public Warrants”. The Prospectus also relates to the resale, from time to time, by the selling securityholders named therein, or the “Selling Securityholders”, or their pledgees, donees, transferees, or other successors in interest, of (a) up to 271,479,759 Class A Ordinary Shares, (b) up to 7,026,807 Private Warrants; (c) up to 118,363,766 class C ordinary shares having a nominal value of $0.0001 per share, or “Class C Ordinary Shares”, and (d) up to 7,671,581 Class A Ordinary Shares issuable upon exercises of the Private Warrants.

You should read this Supplement No. 4 in conjunction with the Prospectus and supplements thereto. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page  7 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 3, 2022

The following information is included under “Recent Developments” on pages 1 and 2 of the Prospectus.

Preliminary results as of and for the nine months ended and three months ended December 31, 2020 and 2021

The Company’s financial results for the three months and nine months ended December 31, 2020 and 2021 are not finalized. The results for the three months and the nine months ended December 31, 2020 and 2021 are preliminary and subject to completion, reflect the management’s current views and may change as a result of the management’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results for the three months and the nine months ended December 31, 2020 and 2021 are subject to the finalization and closing of the Company’s accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. The Company cautions you that the preliminary results the three months and the nine months ended December 31, 2020 and 2021 are not guarantees of future performance or outcomes and that actual results may differ materially from those described below. Therefore, it is likely that further adjustments will be made.

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The Company added 1.1 GWs of capacity during Q3 FY’22 of which 0.8 GWs was added organically. As of December 31, 2021, the Company’s portfolio consisted of 10.3 GWs of which 7.4 GWs are commissioned and 2.9 GWs are committed.

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Total income (or total revenue) for the nine months ended December 31, 2021 was INR 51,727 million (US $ 695 million) and INR 13,608 million (US$ 183 million) for Q3 FY’22. Total income includes finance income of INR 1,235 million (US $ 17 million) for the nine months ended December 31, 2021 and INR 428 million (US $ 6 million) for Q3 FY22.

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Adjusted EBITDA(2) (Non-IFRS) for the nine months ended December 31, 2021 was INR 42,458 million (US$ 571 million) and INR 10,556 (US$ 142 million) for Q3 FY22. Adjusted EBITDA was not adjusted for the net negative impact of weather relative to normal of approximately INR 4,082 million (US $55 million) for the nine months ended December 31,2021 and approximately INR 1,116 million (US$ 15 million) for Q3 FY22.

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Gross debt on December 31, 2021 excluding debt with respect to acquisition in Q3 FY22 was INR 400,158 million (US $ 5,379 million) and including acquisition, gross debt was INR 411,008 million (US $ 5,525 million). Cash and bank balances were INR 59,843 million (US $ 804 million) as of December 31, 2022. During the third fiscal quarter of 2022, the cash spent on acquisition was INR 7,581 million (US $ 102 million).

Total receivables on December 31, 2021 were INR 51,713 million (US $ 695 million), of which INR 5,203 million (US $ 70 million) is unbilled and INR 1,447 million (US $ 19 million) is not due and others. Andhra Pradesh DISCOM (Distribution Companies being our customers) had a total outstanding of INR 16,533 million (US $ 222 million) which we expect to recover fully. The days sales outstanding improved by 16 days from September 30, 2021 to December 31, 2021

Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non- IFRS financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Total income (or total revenue) less (a) finance income, (b) raw materials and consumables used, (c) employee benefits expense, (d) other expenses, plus (e) share based payment expense and others related to listing. The Company has used this definition for the purpose of disclosing preliminary results. The Company believes Adjusted EBITDA is useful to investors in assessing its ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of the Company’s operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

The Company’s management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on the Company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under IFRS. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

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although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers appropriate for supplemental analysis.

Non-IFRS measures

(INR and US$ amounts in millions)

Reconciliation of Total income to Adjusted EBITDA for the periods indicated:

Particulars	Q3 FY’22		Nine Months ended FY’22
	INR	USD	INR	USD
Total income	13,608	183	51,727	695
Less: Finance income	(428)	(6)	(1,235)	(17)
Less: Raw materials and consumables used	—	—	(192)	(2)
Less: Employee benefits expense	(1,142)	(15)	(3,424)	(46)
Less: Other expenses	(2,321)	(31)	(6,638)	(89)
Add: Share based payment expense and others related to listing	840	11	2,220	30
Adjusted EBITDA	10,556	142	42,458	571

Cash Flow to equity (CFe)

CFe is a non-IFRS financial measure. The Company presents CFe as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines CFe as adjusted EBITDA add non-cash expense, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Adhoc payments and refinancing are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

The Company believes IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of the Company’s operating business as a result of the long-term capital-intensive nature of its businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of the Company’s business.

The Company’s business owns high-value, long-lived assets capable of generating substantial CFe over time. The Company believes that external consumers of its financial statements, including investors and research analysts, use CFe both to assess ReNew Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value the Company’s business, and hence it believes this will better help potential investors in analyzing the cash generation from its operating assets.

The Company has disclosed CFe for its operational assets on a consolidated basis, which is not the Company’s cash from operations on a consolidated basis. The Company believes CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of its businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of its financial results reported under IFRS

Share Repurchase Program

On February 2, 2022, the Company’s Board of Directors approved the Company’s proposal to commence a share repurchase program of up to $250 million of its Class A Ordinary shares (the “Share Repurchase Program”). The Company will commence the Share Repurchase Program following approval by the court of the cancellation of the Company’s share premium and registration of such order with the Companies House in the United Kingdom to create distributable profits as required under the UK Companies Act, 2006 for the Company to undertake any share repurchases under the Share Repurchase Program. The Share Repurchase Program does not obligate the Company to acquire any particular amount of Class A Ordinary Shares and may be suspended or discontinued at any time.

Other Updates:

The Company also received a favorable order from the Karnataka High Court in December 2021 where Hubli Electricity Supply Company Limited (“HESCOM”) and Gulbarga Electricity Supply Company Limited (GESCOM), has been directed to clear all the outstanding dues payable to the Company for the power sold from the Company’s projects in the state of Karnataka, India. Karnataka DISCOMs were also directed to open or renew monthly irrevocable letters of credit under the terms of the PPA between the Company and DISCOM. Additionally, the court issued general directions to all the DISCOMs in the state of Karnataka to honor, discharge and fulfil their duties, obligations and liabilities under their PPAs with power producing companies. Total receivables on December 31, 2021 from all Karnataka DISCOMs, HESCOM and GESCOM were INR 6,685 million (US $ 90 million), INR 3,553 million (US $ 47 million), and INR 2,649 million (US $ 36 million) respectively

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